Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

05006801

Group Secretariat

16th March 2005

SUPPL

RECEIVED
2005 MAR 24 P 1:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transactions. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
Norman Lyle	Exercise of Options	16/03/2005	100,000	US$7.455
			40,000	US$6.405
			100,000	US$4.504
			100,000	US$3.662
			150,000	US$3.228
			490,000	

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

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